Exhibit 16.1

November 25, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Pharming Group N.V. pursuant to Item 16F of Form 20-F (copy attached), which we understand will be filed with the Securities and Exchange Commission as part of the Registration Statement on Form F-1 of Pharming Group N.V. dated November 25, 2020. We agree with the statements concerning our Firm in such Form F-1.

Very truly yours,

/s/ R.M.N. Admiraal RA

PricewaterhouseCoopers Accountants N.V.

Eindhoven, the Netherlands

Attachment

CHANGE IN AUDITOR

Previous independent registered public accounting firm

On December 20, 2018, the Board of Supervisory Directors resolved, upon recommendation of the Audit Committee, to nominate Deloitte Accountants B.V. to the General Meeting of Shareholders on May 22, 2019 for appointment as the Company’s registered public accounting firm for the Company’s fiscal year ended December 31, 2019 and the dismissal of PricewaterhouseCoopers Accountants N.V. (“PwC”). The dismissal of PwC became effective upon issuance by PwC of its report on the consolidated financial statements as of and for the year ended December 31, 2018 in accordance with International Standards on Auditing on March 28, 2019.

PwC’s audit report on the financial statements of the Company as of and for the year ended December 31, 2018, contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2018, and in the subsequent period through March 28, 2019, there were (i) no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreements in their audit reports, and (ii) no “reportable events,” as such term is defined in Item 16F (a)(1)(v) of Form 20-F.

PwC was reengaged to audit the consolidated financial statements as of and for the year ended December 31, 2018 in accordance with PCAOB standards on October 12, 2020 and completed its PCAOB audit on October 14, 2020. During the fiscal year ended December 31, 2018, and in the subsequent period through October 14, 2020, there were (i) no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreements in their audit reports, and (ii) no “reportable events,” as such term is defined in Item 16F (a)(1)(v) of Form 20-F, except for the material weaknesses that are described in the risk factor “We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price”.

The Company has provided PwC with a copy of the disclosure set forth in this section and requested that PwC furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the statements made herein, each as required by applicable SEC rules. A copy of PwC’s letter, dated November 25, 2020, is attached hereto as Exhibit 16.1.

New independent registered public accounting firm

The Company engaged Deloitte as its new independent registered public accounting firm as of May 22, 2019. During the fiscal year ended December 31, 2018 and the interim period through March 28, 2019, the Company has not consulted with Deloitte regarding any of the matters described in Item 16F(a)(2) of Form 20-F.